File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated August 25th, 2005

Press Information

Vitro announces successful closing of trade receivables securitization from its subsidiary Vitro Plan

Vitro, S.A. de C.V. (“Vitro”) (NYSE: VTO; BMV: VITROA) San Pedro Garza García, Nuevo León, Mexico – August 25, 2005 –Vitro, S.A. de C.V. announced that its subsidiary Vitro Plan, S.A. de C.V. (“Vitro Plan”), Vitro’s flat glass division, closed on August 22nd, 2005 the private issuance of US$21.5 million in Notes, placed through a trust, at an interest rate of 6.5 percent. The trust was specifically formed for this securitization transaction. Interest and principal on the debt from the Notes are payable from receivables to be originated by four subsidiaries of Vitro Plan. The Vitro Plan subsidiaries that will be assigning receivables to the trust are: Distribuidora Nacional de Vidrio, S.A. de C.V. (“Dinavisa”), Vitro Flotado Cubiertas, S.A. de C.V. (“VFC”), Vitro Automotriz, S. A. de C.V. (“VAU”) , and Vitro Vidrio y Cristal, S.A. de C.V. (“VVC”)

This Mechanism has proven to be cost efficient financing for Working Capital, as well as being innovative in the Mexican Market.

Vitro Plan will use the proceeds to finance working capital and debt refinancing. The transaction will not increase the company’s on-balance sheet debt.

The transaction received a rating of A.mx from Standard & Poor’s Mexico.

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at:http://www.vitro.com.

For more information please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2337 sborinelli@breakstone-group.com mfehle@breakstone-group.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: August 25th, 2005